Exhibit 99.1

Vedanta Limited

(Formerly known as Sesa Sterlite Ltd.)

Regd. Office: Sesa Ghor, 20 EDC Complex,

Patto, Panaji, Goa - 403001.

www.vedantalimited.com

CIN: L13209GA1965PLC000044

28 January 2016

Vedanta Limited Consolidated Results for the third Quarter and nine months ended 31 December 2015

Mumbai, India: Vedanta Limited (formerly known as Sesa Sterlite Ltd) today announced its unaudited consolidated results for the third quarter ended 31 December 2015.

Financial Highlights

•	Q3 FY2016 Revenues at Rs. 14,801 crore

•	Robust EBITDA of Rs. 3,212 crore and 26% EBITDA margin[1], despite weak commodity prices

•	Attributable PAT at Rs. 18 crore, primarily driven by lower oil and metal prices

•	Generated free cash flow at Rs. 609 crore before growth capex

•	Actively managing balance sheet, with a focus on optimising opex and capex to maximize free cash flow; refinancing and terming out maturing debt; and simplifying the group structure

•	Strong financial position with total cash & cash equivalents of Rs. 50,685 crore and undrawn committed facilities of c. Rs. 4,800 crore

Operational Highlights

•	Zinc-India: Strong refined metal production; record refined silver production of 116 tonnes

•	Oil & Gas: Stable Q3 production with 19 kbopd contribution from Mangala EOR; Rajasthan water flood operating costs continue to improve

•	Aluminium: Record metal production; 7% lower cost of production q-o-q driven by cost optimisation initiatives; received approval for conversion of 3 units of 2,400 MW Jharsuguda IPP to CPP

•	Copper-India: 89% utilisation, affected by floods and unplanned shutdowns

•	Power: Second 660 MW unit of 1,980 MW Talwandi Sabo commissioned; 85% availability for both units

•	Iron ore: Stable operations in Karnataka; slower ramp up in Goa due to transportation issues

1.	Excludes custom smelting at Copper India and Zinc India operations

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 1 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the Third Quarter Ended 31 December 2015

Tom Albanese, Chief Executive Officer, Vedanta Limited, said: “In the weak commodity price environment, we remain committed to optimising our operations, leveraging our high quality asset base, and proactively managing our balance sheet. I am encouraged to see the positive results of our cost reduction programme gaining momentum, and believe that this relentless focus on efficiency will not only make our business more resilient through the cycle but position us favourably for any future improvement in market conditions. Despite challenging market conditions, these efforts have allowed us to generate a robust EBITDA margin of 26%.”

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 2 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the Third Quarter Ended 31 December 2015

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In Rs. crore, except as stated)

FY’ 15 Actual	Particulars	Q3			Q2	Nine months
		FY 2016	FY 2015	% Change	FY 2016	FY 2016	FY 2015	% Change
73,364	Net Sales/Income from operations	14,801	19,128	(23)%	16,349	48,102	55,632	(14)%
22,226	EBITDA	3,212	6,234	(48)%	4,113	11,365	18,240	(38)%
41%	EBITDA Margin[1]	26%	43%		32%	30%	45%
5,659	Finance cost	1,391	1,341	4%	1,418	4,167	4,338	(4)%
2,367	Other Income	579	429	35%	721	2,194	2,325	(6)%
(611)	Forex loss/ (gain)	(136)	(405)	(66)%	(494)	(885)	(795)	11%
19,363	Profit before Depreciation and Taxes	2,430	5,639	(57)%	3,797	10,009	16,813	(40)%
7,160	Depreciation and Amortisation of goodwill	1,770	2,328	(24)%	1,660	5,148	6,396	(20)%
12,204	Profit before Exceptional items	660	3,311	(80)%	2,137	4,861	10,417	(53)%
22,129	Exceptional Items[2]	—	—	0%	—	—	2,173
1,448	Taxes[3]	160	478	(66)%	204	717	899	(20)%
(11,373)	Profit After Taxes	500	2,834	(82)%	1,933	4,144	7,345	(44)%
10,183	Profit After Taxes before Exceptional items	500	2,834	(82)%	1,933	4,144	9,010	(54)%
4,276	Minority Interest	482	1,246	(61)%	959	2,287	3,763	(39)%
50%	Minority Interest excl. Exceptional Items %	96%	44%		50%	55%	49%
(15,646)	Attributable PAT after exceptional items	18	1,588	(99)%	974	1,858	3,582	(48)%
5,060	Attributable PAT before exceptional items	18	1,588	(99)%	974	1,858	4,569	(59)%
(52.77)	Basic Earnings per Share (Rs./share)	0.06	5.35	(99)%	3.28	6.27	12.08	(48)%
17.07	Basic EPS before Exceptional Items	0.06	5.35	(99)%	3.28	6.27	15.41	(59)%
61.15	Exchange rate (Rs./$) – Average	65.93	62.00	6%	64.91	64.78	60.77	7%
62.59	Exchange rate (Rs./$) – Closing	66.33	63.33	5%	65.74	66.33	63.33	5%

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Exceptional Items Gross of Tax
3.	Previous period figures have been regrouped / rearranged wherever necessary to conform to current period presentation

Revenues

Revenues during the quarter at Rs 14,801 crore, were lower by 9% q-o-q due to softening of oil and metal prices, partially offset by improved volumes in the Power business.

Revenues for the quarter were 23% lower y-o-y, on account of the fall in oil and metal prices, partially offset by higher volumes at Zinc India and Power.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 3 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the Third Quarter Ended 31 December 2015

EBITDA and EBITDA Margins

EBITDA at Rs. 3,212 crore was 22% lower q-o-q, due to the fall in metal and oil prices, partially offset by cost savings initiatives and due to a one-time benefit of Rs. 216 crore at Copper India and Zinc India, regarding an export incentive scheme based on a Supreme Court judgement in October 2015.

EBITDA was down 48% y-o-y primarily due to weak commodity prices.

We were able to maintain an EBITDA margin of 26% in the weaker commodity price environment, driven by strong optimisation of operating costs.

Depreciation and Amortisation

Depreciation and amortisation at Rs.1,770 crore, was higher by Rs. 110 crore q-o-q on account of assets capitalized in Q3 FY2016 at Aluminium and Power, and a one-time depreciation charge at Lisheen post closure.

Depreciation and amortisation was lower y-o-y, largely on account of lower amortisation following the impairment of goodwill taken at the end of FY2015, primarily in the Oil & Gas business. Depreciation was also lower driven by a change in the useful life of our metals and mining assets, effected at the end of the last financial year. This was partially offset by the capitalisation of new capacities at Oil & Gas, Aluminium and Power business, over the last year.

Finance Cost and Other Income

Finance cost at Rs. 1,391 crore was marginally lower q-o-q due to the benefits of lower cost of refinancing partly offset by capitalisation of the power units.

However finance costs were higher by Rs.50 crore y-o-y, primarily driven by capitalisation of power units, forex impact on dollar denominated borrowings, partially offset by benefits of lower cost of refinancing.

Other income at Rs.579 crore decreased by Rs.142 crore sequentially due to timing differences, where income earned on certain investments are recognised at maturity due to partial adoption of AS-30.

Non-Operational Forex Loss/Gain

During the quarter, rupee depreciation of 1% led to a forex gain of Rs. 136 crore on dollar- denominated investments, advances and trade debtors.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 4 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the Third Quarter Ended 31 December 2015

Taxes

Tax expense was Rs. 160 crore during the quarter, implying a tax rate of 24% compared to tax expense of Rs. 204 crore (tax rate 10%) in Q2 FY2016. Tax rate is sequentially higher given the lower profit base.

Attributable Profit After Tax and Earnings Per Share (EPS)

Attributable Profit After Tax (PAT) for the quarter is at Rs. 18 crore. Attributable EPS for the quarter was at Rs. 0.06 per share compared to Rs.3.28 per share in Q2, primarily due to lower commodity prices.

Balance Sheet Management

The Company is actively managing its balance sheet in light of the current commodity price environment, with a focus on maximizing free cash flow; refinancing and terming out maturing debt; and simplifying the group structure. Our financial position remains robust with cash and liquid investments of Rs. 50,685 crore, which is invested in debt related mutual funds, bank deposits and bonds, and undrawn committed facilities of c. Rs. 4,800 crore as on December 31, 2015.

Gross debt and net debt were at Rs. 80,952 crore and Rs. 30,267 crore respectively, at 31 December 2015, higher than Rs 79,433 and 27,105 crore at 30 September 2015. Gross debt and net debt were higher over the quarter primarily on account of project capex, unwinding of working capital as guided last quarter, and payments of dividends.

Out of the total debt of Rs. 80,952 crore, the INR/ USD split is approximately 50% each. Further, the gross debt comprises of long term loans of Rs. 67,166 crore and short term loans of Rs. 13,786 crore.

FY2016 debt maturities are Rs 7,555 crore, which we intend to meet through committed term loans of c.Rs 4000 crores, cash and liquid investments of c. Rs 1,500 crore and the balance would be funded through a combination of undrawn committed facilities and further term loans that are in the process of being tied up.

We continue to evaluate different structures and options for future maturities with an objective to lower funding cost and/or extend the maturity profile.

With the fall in commodity prices, CRISIL has recently revised the company’s long term credit rating to AA- (outlook negative) from AA (stable).

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 5 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the Third Quarter Ended 31 December 2015

Corporate

Merger – Vedanta Limited & Cairn India

The Board of Directors of the Company and Cairn India Limited, at their respective meetings held on June 14, 2015, had approved the Scheme of Arrangement (the “Scheme”) between the Company and Cairn India Limited and their respective shareholders and creditors, subject to regulatory and other approvals. On September 10, 2015, BSE Limited and the National Stock Exchange of India Limited issued ‘No adverse observation’ letters to the Scheme.

The applications for the scheme have been filed with the respective High Courts, and the shareholders and creditors meetings are expected to be convened in the current quarter. We continue to work towards completion of the merger by Q2 CY2016.

Aluminium Business

Odisha Electricity Regulatory Commission (OERC) on conversion of 2400 MW (4 x 600 MW) Independent Power Plant (IPP) to Captive Power Plant (CPP)

Vedanta Limited had filed an application under the Electricity Act and Electricity Rules before the Odisha Electricity Regulatory Commission (OERC) for declaring the 2400 MW (4x600 MW) Power Plant as a Captive Power Plant (CPP) to supply power for captive use due to the merger of erstwhile Sterlite Energy Ltd. (SEL) with the Company.

OERC after a detailed hearing, vide order dated January 27, 2016 has allowed the application of the Company to the extent permitting conversion of three units of 600 MW (3 x 600 MW) of 2400 MW power plant w.e.f. April 01, 2015. OERC has ordered that one unit of 600 MW will continue to supply power to State Nominated Agency, i.e., GRIDCO as per the PPA signed between the parties.

The OERC order will facilitate the Company to use the power generated from the 3 x 600 MW power plant as captive power for its aluminium smelter (SEZ) located at Jharsuguda. Under the Electricity Act, supply of power from CPP does not attract cross subsidy surcharge (CSS) and to that extent the company will have no liability of CSS on the power sourced from its power plant.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 6 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the Third Quarter Ended 31 December 2015

Annexure

Debt and Cash

(in Rs. Crore)

Company	31 Dec 2015			30 Sep 2015
	Debt	Cash & LI	Net Debt	Debt	Cash & LI	Net Debt
Vedanta Ltd Standalone	42,645	3,055	39,590	39,394	2,194	37,200
HZL	—	28,214	(28,214)	—	30,404	(30,404)
Zinc International	64	673	(609)	—	1,041	(1,041)
Cairn India	—	18,643	(18,643)	—	18,116	(18,116)
BALCO	5,949	25	5,924	5,731	75	5,656
Talwandi Sabo	7,440	8	7,432	6,896	195	6,701
Twinstar Mauritius Holdings Ltd ¹ and Others ²	24,854	67	24,787	27,412	303	27,109
Vedanta Ltd Consolidated	80,952	50,685	30,267	79,433	52,328	27,105

1.	Debt at TSMHL comprised Rs.9,120 crore of bank debt and Rs. 14,800 crore of debt from Vedanta Resources Plc
2.	Others includes MALCO Energy, CMT, VGCB, Sesa Resources, Fujairah Gold, and Vedanta Ltd.’s investment companies.

Debt Maturity Profile for Term Debt 1

(in Rs. Crore)

Particulars	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021 & Later	Total
Vedanta Ltd Standalone	3,935	3,510	6,065	6,324	3,199	7,527	30,560
Vedanta Ltd Subsidiaries	3,620	4,282	4,242	4,266	1,737	3,659	21,806

Total	7,555	7,792	10,307	10,590	4,936	11,186	52,366

[1]	Maturity profile excludes working capital facilities of Rs.13,786 crore and debt from Vedanta Resources Plc of Rs. 14,800 crore.

Note: Debt numbers in the tables above are at book value, and exclude inter-company eliminations

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 7 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the Third Quarter Ended 31 December 2015

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website www.vedantalimited.com

Following the announcement, there will be a conference call at 6:00 PM (IST) on Thursday, 28th January 2016, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference call on 28 January 2016	India – 6:00 PM (IST)	Mumbai main access +91 22 3938 1017 Mumbai standby access +91 22 6746 8333

	Singapore – 8:30 PM (Singapore Time)	Toll free number 800 101 2045

	Hong Kong – 8:30 PM (Hong Kong Time)	Toll free number 800 964 448

	UK – 12:30 PM (UK Time)	Toll free number 0 808 101 1573

	US – 7:30 AM (Eastern Time)	Toll free number 1 866 746 2133
For online registration	http://services.choruscall.in/diamondpass/registration?confirmationNumber=5267915

Replay of Conference Call (28 Jan 2016 to 4 Feb 2016)		Mumbai +91 22 3065 2322 +91 22 6181 3322 Passcode: 63835#

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 8 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the Third Quarter Ended 31 December 2015

For further information, please contact:

Communications Roma Balwani President – Group Communications, Sustainability & CSR	Tel: +91 22 6646 1000 gc@vedanta.co.in

Investor Relations Ashwin Bajaj Director – Investor Relations Sunila Martis Manager – Investor Relations Vishesh Pachnanda Manager – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

About Vedanta Limited (Formerly Sesa Sterlite Ltd.)

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia, Ireland, Liberia and Sri Lanka.

Vedanta Limited, formerly Sesa Sterlite Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please log on to www.vedantalimited.com

Vedanta Limited

(Formerly known as Sesa Sterlite Limited)

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Sesa Ghor, 20 EDC Complex,

Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 9 of 9
CIN: L13209GA1965PLC000044